SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of [[EFFECTIVE DATE]   ] by and among Young Mountain Tea Inc., a Delaware corporation (the "**Company**"), the investors listed on Exhibit A attached to this Agreement (each a "**Purchaser**" and together the "**Purchasers**") and the noteholders listed on Exhibit B attached to this Agreement (each a "**Noteholder**" and together the "**Noteholders**").

The parties hereby agree as follows:

1.   Purchase and Sale of Preferred Stock.

      1.1   Sale and Issuance of Preferred Stock.

            (a)   The Company shall have adopted and filed with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Amended and Restated Certificate of Incorporation in the form of Exhibit C attached to this Agreement (the "**Restated Certificate**").

            (b)   Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing (as defined below) and the Company agrees to sell and issue to such Purchaser: (i) purchasing Series Seed Preferred Stock, par value $0.00001 per share (the "**Series Seed Preferred Stock**") at the applicable Closing, that number of shares of Series Seed Preferred Stock, set forth opposite such Purchaser's name on Exhibit A, at a purchase price of $2.71 per share; and (ii) in the case of Shares (as defined below) issued in connection with the conversion of convertible promissory notes (each, a "**Convertible Note**" and collectively, the "**Convertible Notes**"), that number of shares of Series Seed-1 Preferred Stock, par value $0.00001 per share (the "**Series Seed-1 Preferred Stock**") set forth opposite such Purchaser's name on Exhibit A, at a purchase price of $1.36 per share. The shares of Series Seed Preferred Stock and Series Seed-1 Preferred Stock issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "**Shares**."

            (c)   The Company is offering shares of Series Seed Preferred Stock to certain Purchasers through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

      1.2   Closing; Delivery.

            (a)   The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the date of this Agreement at such time as is mutually agreed upon, orally or in writing, by the Company and the Purchasers (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

            (b)   At each Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness or other convertible securities of the Company to Purchaser, including interest, or by any combination of such methods.

1.3   Conversion and Termination of Convertible Notes.

(a)   By executing and delivering this Agreement, each Noteholder hereby irrevocably agrees that:

(i)   The aggregate principal amount of all such Convertible Notes held by such Noteholder is set forth on Exhibit B under the column heading "Convertible Notes";

(ii)   Such Noteholder is the sole owner of all right, title and interest in and to the Convertible Notes corresponding to the amounts shown opposite such Noteholder's name on Exhibit B;

(iii)   In the event that the Company issues and sells shares of Series Seed Preferred Stock pursuant to this Agreement and receives gross proceeds of at least $500,000.00 prior to the repayment in full of such Noteholder's Convertible Notes, each such Convertible Note will automatically and without any action on the part of such Noteholder convert into the number of shares of Series Seed-1 Preferred Stock equal to the quotient obtained by dividing the outstanding principal balance of such Convertible Note, plus any accrued but unpaid interest, by $1.36 (as to any Noteholder, such shares being such Noteholder's "**Convertible Note Shares**"), regardless of whether any such Convertible Notes or an affidavit of loss therefor is actually delivered in original or other form to the Company, and any original Convertible Notes held by (or delivered (electronically or otherwise) to) the Company may be cancelled (and marked cancelled) by the Company upon or following the applicable Closing (such Closing, the "**Convertible Note Conversion Closing**");

(iv)   As to such Noteholder, such Noteholder's Convertible Note Shares will be issued in full and complete discharge and satisfaction of all obligations of the Company (including outstanding principal, interest or any other amounts) under such Noteholder's Convertible Notes, and such Convertible Notes will be terminated and of no further force or effect automatically immediately upon the Convertible Note Conversion Closing;

(v)   The Company and its Affiliates and agents shall be entitled to deduct and withhold from the amounts deliverable pursuant to Noteholder's Convertible Notes (including any Convertible Note Shares otherwise issuable with respect thereto) such amounts, if any, as are required to be deducted and withheld under the Code or any other applicable tax law. To the extent that amounts are so deducted and withheld and duly paid over to the appropriate tax authority, such withheld amounts shall be treated for all purposes of the Transaction Agreements as having been delivered to the Person in respect of whom such deduction and withholding was made. Each Person holding Convertible Notes shall, upon request, use its commercially reasonable efforts to provide the applicable withholding agent with all necessary tax forms, including a duly executed IRS Form W-9 or appropriate version of IRS Form W-8, as applicable. Prior to withholding any amounts pursuant to this Section 1.3(a)(v), the Company (and its Affiliates and agents) shall use commercially reasonable efforts to notify Noteholder, and the Company and Noteholder shall cooperate in good faith to reduce or eliminate any such withholding; and

(vi)   Immediately upon the Convertible Note Conversion Closing, and without any action on the part of such Noteholder, such Noteholder shall assume all of the duties and obligations of, and shall be entitled to exercise the rights of, a "Purchaser" under this Agreement.

(b)   The Company and each Noteholder holding a Convertible Note hereby agree that, effective as of and contingent upon the Convertible Note Conversion Closing, such Noteholder's Convertible Notes hereby are and will be deemed for all purposes to have been amended and modified by virtue hereof to the full extent necessary to permit and facilitate their conversion as provided in this

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Agreement into Convertible Note Shares, to fix the conversion price (as defined therein) at $1.36 per share, and, immediately upon the Convertible Note Conversion Closing, such Convertible Notes shall be deemed terminated in full and null, void and of no further force or effect; provided that the foregoing will not impair the right of the holder of a Convertible Note to receive the applicable number of Convertible Note Shares as provided above.

1.4   Sale of Additional Shares of Preferred Stock. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to the number of shares of Series Seed Preferred Stock authorized in the Restated Certificate and not sold at any other prior Closings (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) (the "**Additional Shares**"), to one or more purchasers (the "**Additional Purchasers**"), provided that each Additional Purchaser becomes a party to the Investors' Rights Agreement (as defined below) and the Voting Agreement (as defined below), by executing and delivering a counterpart signature page to the Investors' Rights Agreement and the Voting Agreement. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

1.5   Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a)   "**Accredited Investor**" shall mean an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(b)   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(c)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(d)   "**Investors' Rights Agreement**" means the agreement among the Company and the Purchasers and certain other stockholders of the Company dated as of the date of the Initial Closing, in the form of Exhibit D attached to this Agreement.

(e)   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(f)   "**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act, 17 C.F.R. Part 227.

(g)   "**Right of First Refusal and Co-Sale Agreement**" means the agreement among the Company and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit E attached to this Agreement.

(h)   "**Rule 506(c)**" means Rule 506(c) of Regulation D promulgated under the Securities Act.

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(i)　　**"Securities Act"** means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(j)　　**"Transaction Agreements"** means this Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement.

(k)　　**"Voting Agreement"** means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit F attached to this Agreement.

2.　　Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated. For purposes of these representations and warranties (other than those in Sections 2.2 and 2.3), the term the "Company" shall include any subsidiaries of the Company, unless otherwise noted herein.

2.1　　Organization, Good Standing and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted.

2.2　　Authorization. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the Closing and the common stock of the Company, par value $0.00001 per share ("**Common Stock**"), issuable upon conversion of the Shares, has been taken or will be taken prior to the applicable Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the applicable Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

2.3　　Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and in the Voting Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

3.   Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1   Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2   Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares.

3.3   Compliance with Regulation CF. To the extent that, in connection with its purchase of Shares pursuant to this Agreement, the Purchaser has issued securities to any other Persons ("**Reg CF Indirect Investors**") in reliance upon the exemption set forth in Regulation CF, the Purchaser has provided the disclosure materials and information as necessary or appropriate under Regulation CF to each Reg CF Indirect Investor, and has complied with all requirements set forth in Regulation CF.

3.4   Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5   No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6   Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

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(a)   "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(b)   Any legend set forth in, or required by, the other Transaction Agreements.

(c)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7   Accredited Investor. Each Purchaser marked as such on the Schedule of Purchasers is an Accredited Investor. To the extent that, in connection with its purchase of Shares pursuant to this Agreement, the Purchaser has issued securities to any other Persons ("**506(c) Indirect Investors**") in reliance upon the exemption set forth in Rule 506(c), each 506(c) Indirect Investor is an Accredited Investor and the Purchaser has taken reasonable steps to verify that the 506(c) Indirect Investors are Accredited Investors in accordance with the requirements set forth in Rule 506(c).

3.8   Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9   Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.10   Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on the Purchaser's signature page or Exhibit A. If the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which it has its principal place of business is identified in the address or addresses of the Purchaser set forth on the Purchaser's signature page or Exhibit A.

3.11   No "Bad Actor" Disqualification Events. Neither (i) the Purchaser, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of the Company's voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by the Purchaser is subject to any disqualification events, except for disqualification events covered by Rule 506(d)(2) or (d)(3) under the Securities Act and disclosed reasonably in advance of the applicable Closing in writing in reasonable detail to the Company.

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4.   Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the applicable Closing, of each of the following conditions, unless otherwise waived:

4.1   Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Initial Closing.

4.2   Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the applicable Closing.

4.3   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the applicable Closing.

4.4   Investors' Rights Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Investors' Rights Agreement.

4.5   Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.6   Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of the Initial Closing.

5.   Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the applicable Closing, of each of the following conditions, unless otherwise waived:

5.1   Representations and Warranties. The representations and warranties of each Purchaser purchasing Shares in such Closing contained in Section 3 shall be true and correct in all respects as of the applicable Closing.

5.2   Performance. The Purchasers purchasing Shares in such Closing shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the applicable Closing.

5.3   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the applicable Closing.

5.4   Investors' Rights Agreement. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

5.5   Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

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6.   Miscellaneous.

6.1   Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.4   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to DLA Piper LLP (US), One Fountain Square, 11911 Freedom Drive, Suite 300, Reston, Virginia 20190, Attention: Jay Finkelstein, Esq. If notice is given to any Purchaser, a copy (which copy shall not constitute notice) shall also be sent to any "cc" address noted on Exhibit A for such Purchaser.

(b)   Consent to Electronic Notice. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have

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been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Purchaser agrees to promptly notify the Company of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

6.7   No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8   Amendments and Waivers. Except as set forth in Section 1.4 of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company, and the holders of at least a majority of the then-outstanding Shares. Any amendment or waiver effected in accordance with this Section 6.8 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.9   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.10   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.12   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or

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proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.13   Waiver of Conflicts. Each party to this Agreement acknowledges that DLA Piper LLP, counsel for the Company, may have in the past performed, and may continue to or in the future perform, legal services for certain of the Purchasers in matters that are similar, but not substantially related, to the transactions described in this Agreement, including the representation of such Purchasers in venture capital financings and other matters. Accordingly, each party to this Agreement hereby acknowledges that (a) they have had an opportunity to ask for information relevant to this disclosure, and (b) DLA Piper LLP represents only the Company with respect to the Agreement and the transactions contemplated hereby. The Company gives its informed consent to DLA Piper LLP's existing and/or future representation of such Purchasers in matters not substantially related to this Agreement, and such Purchasers give their informed consent to DLA Piper LLP's representation of the Company in connection with this Agreement and the transactions contemplated hereby.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

By: _____   By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited